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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*


                               Sames Corporation
________________________________________________________________________________
                               (Name of Issuer)


                         Common Stock, $1.00 par value
________________________________________________________________________________
                         (Title of Class of Securities)


                                   090527102
        _______________________________________________________________
                                (CUSIP Number)

     Thomas E. Greenbaum, 4727 Maple Brook Drive, Marietta, Georgia, 30067
                           Telephone: (404) 231-2492
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 May 15, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
CUSIP NO. 090527102                                       Page 2 of 5 Pages
         ----------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Thomas E. Greenbaum
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4          PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6       United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7         169,563
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8            -0-

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9          169,563
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10              -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11              169,563


------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12               [X]
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13              5.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14               IN

------------------------------------------------------------------------------

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                                 SCHEDULE 13D
CUSIP NO. 090527102                                       Page 3 of 5 Pages
         ----------

Item 1.  Security and Issuer.
         -------------------

       This statement relates to shares of the Common Stock, par value $1.00 per share (the "Common Stock"), of Sames Corporation, a Delaware corporation, (the "Company"). The Company's principal executive offices are located at 9201 West Belmont Avenue, Franklin Park, Illinois 60131.


Item 2.  Identity and Background.
         -----------------------

       Thomas E. Greenbaum currently resides at 4727 Maple Brook Drive, Marietta, Georgia 30067. Mr. Greenbaum is a Senior Vice President of Merrill Lynch Pierce Fenner & Smith Inc., a securities broker-dealer, located at The Pinnacle, 3455 Peachtree Road, NE, Suite 1000, Atlanta, Georgia 30326. Mr. Greenbaum is a citizen of the United States.

       During the last five years, Mr. Greenbaum has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was or is to subject Mr. Greenbaum to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such law.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Mr. Greenbaum has purchased all of the shares of Common Stock of the Corporation using his personal funds.


Item 4.  Purpose of Transaction.
         ----------------------

         Mr. Greenbaum has purchased the shares of Common Stock of the Corporation for personal investment purposes or on behalf of his minor children.


Item 5.  Interest in Securities of the Company.
         -------------------------------------

         Under the Commission's rules and regulations, Mr. Greenbaum, as of the date of this filing, may be deemed to be the beneficial owner of a total of 172,414 shares of the Common Stock, representing approximately 5.88% of the issued and outstanding shares of the Common Stock. Mr. Greenbaum holds 152,318 shares of Common Stock, in his sole name and has sole voting and dispositive powers. Mr. Greenbaum also holds shares of Common Stock as custodian on behalf of his minor children, Malinda D. Greenbaum (8,940 shares) and Caroline M. Greenbaum (8,305 shares). Mr. Greenbaum disclaims beneficial ownership in such shares. Mr. Greenbaum's wife, Mrs. Carol

                                 SCHEDULE 13D
CUSIP NO. 090527102                                       Page 4 of 5 Pages
         ----------


Greenbaum, holds 2,851 shares of Common Stock in her own name, over which he has no voting or dispositive powers and disclaims beneficial ownership.

       Other than the purchases described below, Mr. Greenbaum has not engaged in any transactions relating to the Common Stock during the 60 day period preceding the date of filing of this statement.


Date of Purchase            No. of Shares Purchased    Price Paid Per Share    Where and How Transaction Effected
-----------------------------------------------------------------------------------------------------------------
March 31, 2000              2,000                      14.50                   bot @ Merrill Lynch
-----------------------------------------------------------------------------------------------------------------
April 26, 2000              2,000                      14.11                   bot @ Merrill Lynch
-----------------------------------------------------------------------------------------------------------------
May 4, 2000                 2,000                      13.73                   bot @ Merrill Lynch
-----------------------------------------------------------------------------------------------------------------
May 10, 2000                1,000                      13.61                   bot @ Merrill Lynch
-----------------------------------------------------------------------------------------------------------------


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         Except as described herein, Mr. Greenbaum has no contract, arrangement, understanding or relationship with any other person with respect to shares of Common Stock, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         None.

                                 SCHEDULE 13D
CUSIP NO. 090527102                                       Page 5 of 5 Pages
         ----------


                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              May 18, 2000
                              ------------------------------
                                             Date


                              /s/ Thomas E. Greenbaum
                              ------------------------------
                                            Signature


                              Thomas E. Greenbaum
                              ------------------------------
                              Name/Title




       Attention: International misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)